UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                         SCHEDULE 13D/A-1
                      (Amended and Restated)

            Under the Securities Exchange Act of 1934

                   TOREADOR ROYALTY CORPORATION


                 COMMON STOCK $0.15625 PAR VALUE

                        891041 10 5
                       (Cusip Number)


         PETER L. FALB, 33 BROAD STREET, BOSTON, MA  02109

       Telephone: (617) 742-0666; Facsimile (617) 742-2304

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 1, 1995
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
   Schedule 13D, and is filing this schedule because of Rule 13d-
   1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement
   [ ].













   CUSIP No.  891041 10 5

   1.     Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          PETER LAWRENCE FALB         ###-##-####

   2.     Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

   3.     SEC Use Only

   4.     Source of Funds

          PF

   5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

   6.     Citizenship or Place of Organization

          USA

   7.     Sole Voting Power

          111,000

   8.     Shared Voting Power

          729,500

   9.     Sole Dispositive Power

          111,000

   10.    Shared Dispositive Power

          729,500

   11. Aggregate amount beneficially owned by each reporting person

          840,500

   12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

   13.    Percent of class represented by amount in Row (11)

          15.71%

   14.    Type of Reporting Person

          IN
                        Page 2 of 12 Pages

   CUSIP No.  891041 10 5

   1.     Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          EDWARD NATHAN DANE          ###-##-####

   2.     Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

   3.     SEC Use Only

   4.     Source of Funds

          00

   5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

   6.     Citizenship or Place of Organization

          USA

   7.     Sole Voting Power

          0

   8.     Shared Voting Power

          729,500

   9.     Sole Dispositive Power

          0

   10.    Shared Dispositive Power

          729,500

   11. Aggregate amount beneficially owned by each reporting person

          729,500

   12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

   13.    Percent of class represented by amount in Row (11)

          13.64%

   14.    Type of Reporting Person

          IN
                        Page 3 of 12 Pages

   CUSIP No.  891041 10 5

   1.     Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          FIRETHORN I LIMITED PARTNERSHIP         04-3064184

   2.     Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

   3.     SEC Use Only

   4.     Source of Funds

          00

   5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

   6.     Citizenship or Place of Organization

          MASSACHUSETTS

   7.     Sole Voting Power

          187,000

   8.     Shared Voting Power

          0

   9.     Sole Dispositive Power

          187,000

   10.    Shared Dispositive Power

          0

   11. Aggregate amount beneficially owned by each reporting person

          187,000

   12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

   13.    Percent of class represented by amount in Row (11)

          3.5%

   14.    Type of Reporting Person

          PN
                        Page 4 of 12 Pages

   CUSIP No.  891041 10 5

   1.     Name of Reporting Person/S.S. or I.R.S. Identification
          No. of Above Person

          DANE, FALB, STONE & CO., INC.         04-2622331

   2.     Check the appropriate box if a member of a group

          (a) [ ]
          (b) [X]

   3.     SEC Use Only

   4.     Source of Funds

          00

   5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
          [ ]

   6.     Citizenship or Place of Organization

          MASSACHUSETTS

   7.     Sole Voting Power

          541,700

   8.     Shared Voting Power

          800

   9.     Sole Dispositive Power

          541,700

   10.    Shared Dispositive Power

          800

   11. Aggregate amount beneficially owned by each reporting person

          542,500

   12. Check box if the aggregate amount in Row (11) excludes certain shares
          [ ]

   13.    Percent of class represented by amount in Row (11)

          10.14%

   14.    Type of Reporting Person

          IA
                        Page 5 of 12 Pages

   CUSIP No.  891041 10 5


     Item 1(a)     Security and Issuer Title:

                   Common stock, $0.15625 par value

     Item 1(b)     Security and Issuer Name:

                   Toreador Royalty Corporation

     Item 1(c)     Security and Issuer Address:

                   530 Preston Commons West
                   8117 Preston Road
                   Dallas, TX  75225

     Item 2(a)     Identity and Background Name:

                   Peter L. Falb
                   Edward Nathan Dane
                   Dane, Falb, Stone & Co., Inc.
                   Firethorn I Limited Partnership

     Item 2(b)     Business Address:

                   33 Broad Street
                   Boston, MA  02109

     Item 2(c)     Principal Occupation/Business Address:

                   Investment Management

     Item 2(d)     Criminal Background:

                   No

     Item 2(e)     Civil Background:

                   No

     Item 2(f)     Citizenship/Place of Organization:

                   Edward N. Dane - United States
                       Peter L. Falb - United States
                       Dane, Falb, Stone & Co., Inc. - Massachusetts Firethorn I Limited Partnership - Massachusetts


                             Page 6 of 12 Pages










   CUSIP No.  891041 10 5


     Item 3        Source and Amount of Funds or Other
                   Consideration:

                   As to 187,000 shares, portfolio funds of Firethorn I Limited Partnership.

                   As to 108,000 shares, personal funds of
                   Peter L. Falb.

                   As to 545,500 shares, portfolio funds of investment advisees of Dane, Falb, Stone &
                   Co., Inc.

     Item 4        Purpose of Transaction:

                   All the shares were purchased and are being held for investment purposes. Ownership of the shares is as follows:

                   (a)  Investment advisory clients of Dane,
                   Falb, Stone & Co., Inc. ("DFS"), an investment adviser registered under the Investment Advisers Act of 1940, hold 542,500 shares. Of those shares, DFS has sole voting and dispositive power with respect to 541,700 shares and shared voting and dispositive power with respect to 800 shares. Peter L. Falb and Edward Nathan Dane are the principals and sole stockholders of DFS and to the extent that DFS has the power to vote and dispose of the shares held by its investment advisory clients, they share such power. The acquisition of such 542,500 shares was made in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect.
                   The beneficial ownership by DFS of such shares has properly been reported on Schedule 13G.

                   (b) Mr. Falb owns 111,000 shares directly or indirectly through family members.

                   (c) Mr. Dane does not own any shares directly or indirectly through family members or otherwise.

                   (d)  Firethorn I Limited Partnership
                   ("Firethorn I") is a private investment
                   partnership which directly owns 187,000
                   shares.  Mr. Falb and Mr. Dane are the


                        Page 7 of 12 Pages


   CUSIP No.  891041 10 5


                   principals and sole stockholders of Eaglerock Corporation, the general partner of
                   Firethorn II Limited Partnership, the limited partnership which serves as the general partner of Firethorn I. Mr. Dane and Mr. Falb share sole voting and dispositive power over such shares.

                   Although there is no written or oral agreement between any of the reporting persons with respect to the voting and/or disposition of the shares reported on this schedule, it is anticipated that all reporting persons, acting through Mr. Dane and Mr. Falb, will vote all shares in the same manner and may (or may not) make dispositive decisions in the same manner.

                   The objective of each of the reporting persons is to realize the maximum return from their investment in the issuer. The reporting persons may from time to time seek to communicate with management, the Board and the stockholders to express their views regarding the proper management of the issuer's business.

                   The reporting persons have recently become increasingly dissatisfied with the Board of Directors and management of the issuer. The reporting persons expressed various concerns regarding the issuer and its operations and performance to an executive officer of the issuer at an informal meeting initiated by the issuer on March 29, 1995. Given the nature of the issuer's business (it holds mineral rights which enable it to collect royalties), the reporting persons believe that the issuer's overhead and administrative expenses are grossly in excess of those necessary to effectively operate the company. During the discussion at the March 29, 1995 meeting, Mr. Dane and Mr. Falb asked the executive officer to consider a reduction in the size of the Board to seven members and the election of four new directors nominated by them. In response to a question as to who they would select or nominate as directors, Mr. Falb responded "quality people with business knowledge".

                   Having expressed these concerns, the reporting persons were disappointed when, by April 24,


                        Page 8 of 12 Pages


   CUSIP No.  891041 10 5


                   1995, management had not responded to their expressed concerns. Accordingly, on April 24, 1995 reporting person Mr. Falb made a formal written demand on the issuer to be allowed, in accordance with Delaware law, to inspect the issuer's books and records, including without limitation minutes of meetings of the board of directors of the issuer and all committees thereof and all material agreements, contracts and purchase orders, and to make copies thereof or extracts therefrom. There followed some correspondence and discussion between counsel for the issuer (" Company Counsel") and counsel for reporting persons Mr. Falb and DFS ("Reporting Persons' Counsel"), in which
                   (1) Company Counsel was reminded (a) of such reporting persons' concerns expressed at the March 29, 1995 meeting over the lack of progress of the issuer and the depressed price of its stock, (b) of Mr. Falb's and Mr. Dane's suggestion made at that meeting that management adopt a course of action that would address the excessive overhead and administrative expenses being incurred by the issuer and (c) that they had not had any indication from management as to whether it was implementing or planned to implement a course of action responsive to the concerns they had expressed at the March 29, 1995 meeting; (2) on May 1, 1995 Company Counsel advised Reporting Persons' Counsel in writing that, among other things, in effect, management had no plans to adopt a course of action designed to address the concerns expressed by reporting persons Mr. Falb and DFS, but rather intended to continue current strategies; and (3) on May 3, 1995 informed Reporting Persons' Counsel that the issuer had decided to grant DFS access to the books and records in accordance with the demand contained in the April 24, 1995 demand letter referred to above.

                   In addition, the reporting persons have
                   received the issuer's proxy solicitation materials with respect to the annual meeting of the issuer's stockholders to be held on May 18, 1995. Such materials reflect additional measures taken by management and the issuer's Board which the reporting persons believe can only be understood as further efforts to entrench management and the Board


                        Page 9 of 12 Pages


   CUSIP No.  891041 10 5


                   at the expense of the stockholders. On May 3, 1995 Mr. Falb issued a formal written demand to the issuer dated May 1, 1995, that he be furnished with a complete list of stockholders entitled to vote at the May 18, 1995 meeting of stockholders of the issuer. The reporting persons have not yet determined what, if any, actions they intend to take with respect to the annual meeting or otherwise. The reporting persons intend to examine the books and records and to continue their communication with management either directly or through counsel. The outcome of the examination of the books and records and the willingness of management to take action responsive to their expressed concerns will influence the further steps that the reporting persons will take. The reporting persons wish in any event to be in a position where they can communicate with other stockholders of the issuer with respect to matters relevant to all stockholders.

                   In addition (and in view of the above events), DFS signed a letter agreement with Georgeson & Company Inc. ("Georgeson") for its consultation and analysis with respect to the investment in the issuer and pursuant to which Georgeson has undertaken to assist DFS in analyzing the shareholder base of the issuer and in helping to draft communications with shareholders. Subject to applicable securities laws, Mr. Falb intends to communicate with shareholders with the purpose of sharing his concerns with them and inviting them, if they do have similar concerns, to take appropriate action to protect their investment.

                   The reporting persons intend to review
                   continually the issuer's business, affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, the reporting persons will continue to consider various alternative courses of action and they will take such actions with respect to the issuer as they deem appropriate in light of the circumstances existing from time to time. The reporting persons have not determined what course of


                       Page 10 of 12 Pages


   CUSIP No.  891041 10 5


                   further action they will take. Such actions may include, but are not limited to: (a) the acquisition of additional shares of Common Stock or other securities of the issuer; (b) otherwise seeking to influence the management and policies of the issuer to enhance the value of the shares; (c) taking action to achieve majority representation on the issuer's Board; (d) selling or otherwise disposing of some or all of the shares held by them; or (e) seeking to cause the issuer to withdraw the recently adopted stockholder purchase rights plan. At the present time, other than as described, the reporting persons have no specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The reporting persons reserve the right to take such action as they determine advisable in order to protect their investment. Such action may include, without limitation, seeking appropriate changes in management and Board representation.





























                       Page 11 of 12 Pages



   CUSIP No.  891041 10 5


                            SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   May 4, 1995              Peter L. Falb

   May 4, 1995              Edward Nathan Dane

                            DANE, FALB, STONE & CO., INC.

   May 4, 1995              By: Peter L. Falb, Treasurer

   May 4, 1995              By: Edward Nathan Dane, President

   May 4, 1995              By: FIRETHORN II LIMITED PARTNERSHIP,
                                  its general partner

   May 4, 1995              By: EAGLEROCK CORPORATION, its
                                  general partner

   May 4, 1995              By: Peter L. Falb, Treasurer

   May 4, 1995              By: Edward Nathan Dane, President




                       Page 12 of 12 Pages